

October 10, 2017

James Martin
Chief Financial Officer
Cocrystal Pharma, Inc.
1860 Montreal Road
Tucker, GA 30084

>   **Re: Cocrystal Pharma, Inc.**
>   **Information Statement on Schedule 14C**
>   **Filed October 4, 2017**
>   **File No. 000-55158**

Dear Mr. Martin:

We have limited our review of your filing to those issues we have addressed in the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed October 4, 2017

Amendment to the Certificate of Incorporation to Effect a Reverse Stock Split
Effects of the Reverse Stock Split, page 4

1.   We note your disclosure on page 5 that the overall effect of your proposed reverse stock split will be an increase in authorized but unissued shares of your common stock. We also note that you filed a shelf registration statement on Form S-3 on September 26, 2017 registering the offering and sale of $150 million in securities, including common stock. Please disclose any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.

James Martin
Cocrystal Pharma, Inc.
October 10, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

                                                                Division of Corporation Finance
                                                                Office of Healthcare & Insurance

cc: Michael D. Harris, Esq. - Nason, Yeager, Gerson,
White & Lioce, P.A.